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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 0000-10576

                           NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-QSB  [ ] Form N-SAR

For Period Ended: October 31, 1999

[X] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K

For the Transition Period Ended:_____________________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________

                         PART I - Registrant Information

Full Name of Registrant             PETPLANET.COM, INC.
Former Name if Applicable           TECHSCIENCE INDUSTRIES, INC.

Address of Principal executive Office (Street and Number):

                          21 Stillman Street, Suite 600
                             San Francisco, CA 94107

                       PART II - Rules 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - Narrative

         State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant's internal accounting staff has encountered delays in closing the books of the Registrant on a timely basis due to problems in gathering financial data. As a result, the Form 10-KSB for the period ended October 31, 1999 has not been completed and accordingly this notification is being filed.

                           PART IV - Other Information

    (1) Name and telephone number of person to contact in regard to this notification:

        Jeffrey Harris                          (415)      243-9000 x 107
        ------------------------                -----    ------------------
        (Name)                               (Area Code) (Telephone Number)

    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, please identity report(s). [X] Yes No [ ]

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes No [ ]

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.


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                                    SIGNATURE

                               PETPLANET.COM, INC.
                              --------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 27, 2000

By:__________________________________________
   Steven E. Marder, Chief Executive Officer

   INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

   1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Act of 1934.

   2. One signed and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

   3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

   4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.


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                                   ATTACHMENT
                                   PART IV(3)

   On May 13, 1999, the Registrant closed a reverse acquisition with PetPlanet.com, Inc., a privately held California corporation, pursuant to the terms of the Reorganization Agreement ("Reorganization"), Exhibit 2.1. Prior to the date of the Reorganization, the Registrant's business was confined to bringing its periodic reports required to be filed under the Securities and Exchange Act of 1934 current and the active pursuit of a business partner. Based on the facts that (i) the Registrant's business activity during the seven (7) prior fiscal years was so nominal, there were no recognizable earnings and (ii) following the Reorganization, the Registrant became a going concern, all earnings reported in the subject report represent a significant change in results of operations from the last fiscal year.